Exhibit 12.1

Dominion Resources Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(millions of dollars)

	Three Months Ended March 31, 2012 (a)	Twelve Months Ended March 31, 2012 (b)	Years Ended December, 31
			2011 (c)	2010 (d)	2009(e)	2008(f)	2007(g)

Earnings, as defined:
Income from continuing operations including noncontrolling interest before income taxes, extraordinary item and cumulative effect of change in accounting principle	$761	$2,139	$2,171	$5,037	$1,874	$2,613	$4,442

Distributed income from unconsolidated investees, less equity in earnings	(6)	(32)	(23)	(30)	(30)	(39)	(20)
Fixed charges, as defined	257	996	1,003	971	1,022	990	1,325
Capitalized interest	(8)	(36)	(37)	(27)	(18)	(44)	(73)
Preference security dividend requirement of consolidated subsidiary	(6)	(24)	(25)	(28)	(24)	(26)	(26)

Total earnings, as defined	$998	$3,043	$3,089	$5,923	$2,824	$3,494	$5,648

Fixed charges, as defined:
Interest charges	$242	$928	$928	$886	$941	$911	$1,238
Preference security dividend requirement of consolidated subsidiary	6	24	25	28	24	26	26
Rental interest factor	9	44	50	57	57	53	61

Total fixed charges, as defined	$257	$996	$1,003	$971	$1,022	$990	$1,325

Ratio of Earnings to Fixed Charges	3.88	3.06	3.08	6.10	2.76	3.53	4.26

(a)	Earnings for the three months ended March 31, 2012 include an $11 million net gain related to our investments in nuclear decommissioning trust funds. Excluding this item from the calculation would result in a lower ratio of earnings to fixed charges for the three months ended March 31, 2012.
(b)	Earnings for the twelve months ended March 31, 2012 include a $228 million of impairment charges related to generation assets; $96 million of restoration costs associated with Hurricane Irene; $57 million impairment of excess emission allowances resulting from a new EPA Air Pollution Rule; $33 million for severance and other costs resulting from expected closings of our Salem Harbor and State Line merchant generation plants; $31 million net charge in connection with the Virginia Commission’s final ruling associated with its biennial review of Virginia Power’s base rates for 2009 and 2010 test years; $21 million of earthquake related costs, largely related to inspections following the safe shutdown of reactors at our North Anna nuclear power station; and $44 million net charge related to other items; partially offset by a $24 million benefit related to litigation with the Department of Energy for spent nuclear fuel-related costs at our Millstone nuclear power station. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended March 31, 2012.

(c)	Earnings for the twelve months ended December 31, 2011 include $283 million of impairment charges related to generation assets; $96 million of restoration costs associated with Hurricane Irene; $57 million impairment of excess emission allowances resulting from a new EPA Air Pollution Rule; $33 million for severance and other costs resulting from expected closings of our Salem Harbor and State Line merchant generation plants; $31 million net charge in connection with the Virginia Commission’s final ruling associated with its biennial review of Virginia Power’s base rates for 2009 and 2010 test years; $21 million of earthquake related costs, largely related to inspections following the safe shutdown of reactors at our North Anna nuclear power station; and $45 million net charge related to other items; partially offset by a $24 million benefit related to litigation with the Department of Energy for spent nuclear fuel-related costs at our Millstone nuclear power station. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2011.
(d)	Earnings for the twelve months ended December 31, 2010 include a $2.4 billion benefit resulting from the sale of our Appalachian E&P operations - primarily reflecting the gain on the sale partially offset by certain transaction costs and other related charges. Earnings for the period also include a $338 million charge related to the workforce reduction program primarily reflecting severance pay and other benefits to affected employees, $194 million of charges related to our State Line and Salem Harbor merchant power stations, and a $1 million net charge related to other items. Excluding these items from the calculation would result in a lower ratio of earnings to fixed charges for the twelve months ended December 31, 2010.
(e)	Earnings for the twelve months ended December 31, 2009 include a $455 million impairment charge as a result of the quarterly ceiling test performed on our gas and oil properties under the full cost method of accounting, a $712 million charge in connection with the proposed settlement of Virginia Power’s 2009 rate case proceeding and a $41 million net charge related to other items. Earnings for the period also include a $103 million reduction in other operation and maintenance expense due to a downward revision in the nuclear decommissioning asset retirement obligation for a power station that is no longer in service. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2009.
(f)	Earnings for the twelve months ended December 31, 2008 include $180 million of impairment charges reflecting other-than-temporary declines in the fair value of securities held in nuclear decommissioning trust funds, $59 million of impairment charges related to Dominion Capital, Inc. (DCI) assets, a $42 million reduction in the gain recognized in 2007 from the sale of the majority of our U.S. exploration and production (E&P) businesses as a result of post-closing adjustments, and a $30 million net charge related to other items. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2008.
(g)	Earnings for the twelve months ended December 31, 2007 include a $3.6 billion gain from the disposition of the majority of our U.S. E&P operations, partially offset by $1 billion of charges related to the disposition which are comprised of $541 million related to the discontinuance of hedge accounting for certain gas and oil derivatives and subsequent changes in the fair value of these derivatives, $171 million primarily related to the settlement of volumetric production payment agreements, $242 million of charges related to the early retirement of debt, and $91 million of employee-related expenses. Earnings for the period also include a $387 million charge related to the impairment of the partially-completed Dresden generation facility; a $231 million charge due to the termination of a power sales agreement at our State Line generating facility; $88 million of impairment charges related to DCI assets; $48 million of charges related to litigation reserves, and $70 million of charges related to other items. Fixed charges for the twelve months ended December 31, 2007 include $234 million of costs related to the early retirement of debt associated with our debt tender offer completed in July 2007. Excluding these items from the calculation would result in a lower ratio of earnings to fixed charges for the twelve months ended December 31, 2007.